CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "Agreement") is made and entered into as of the 1st day of June, by Passport Potash, Inc. (the "Company"), and Upstream Consulting, Inc ("Consultant").

1.

Consulting Services. Consultant shall furnish the Company with their best advice, information, judgment and knowledge with respect to state and federal government relations and represent Passport Potash, Inc. on issues before the appropriate government agencies.

2.	Term. The term of this Agreement shall begin on December 1, 2011 and shall, subject to the provisions for termination set forth herein, continue for six months until June 30, 2012.

3.

Compensation. For all services that Consultant renders to the Company or any of its subsidiaries or affiliates during the term hereof, the Company will pay Upstream Consulting, Inc a retainer of $5,000 per month, payable on the first day of the month.

4.

Termination. This Agreement may be terminated by either party upon written notice if the other party breaches any of its obligations hereunder and the breaching party fails to cure such breach within thirty (30) days after receipt of notice of such breach.

5.

Binding Agreement. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. The rights, obligations and duties of Consultant hereunder may not be assigned or delegated without the Company's prior written consent.

6.

Relationship of Parties. The Company and Consultant are independent contractors. Both parties acknowledge and agree that Consultant's engagement hereunder is not exclusive and that either party may provide to, or retain from, others similar such services provided that it does so in a manner that does not otherwise breach this Agreement. Neither party is, nor shall claim to be, a legal agent, representative, partner or employee of the other, and neither shall have the right or authority to contract in the name of the other nor shall it assume or create any

7.

Waiver. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions as to future violations thereof, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted the parties herein are cumulative and the waiver by a party of any single remedy shall not constitute a waiver of such party's right to assert all other legal remedies available to him or it under the circumstances.

8.	Governing Law. This Agreement will be governed by and interpreted in accordance with the substantive laws of the State of Arizona without reference to conflicts of law.

9.

Entire Agreement. With respect to its subject matter, this Agreement and its Exhibits constitute the entire understanding of the parties superseding all prior agreements, understandings, negotiations and discussions between them whether written or oral, and there are no other understandings, representations, warranties or commitments with respect thereto.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

Passport Potash, Inc.
3266 W. Galveston Drive, Suite 101
Apache Junction, Arizona 85120

By: /s/John Eckersley
John Eckersley
Vice President Legal & Corporate Affairs

/s/John Haddow
John Haddow
Upstream Consulting, Inc.